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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Wherify Wireless, Inc.
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                                (Name of Issuer)

                          Common Stock, par value, $.01
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                         (Title of Class of Securities)

                                   96328T 10 9
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                                 (CUSIP Number)

                            D. Stanley Rowland, Esq.
                      Three Embarcadero Center, 12th Floor
                             San Francisco, CA 94117
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            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 21, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 131), and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1954 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328T 10 9
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     1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only).
        Timothy Neher
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    2) Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [_]
        (b) [_]
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     3) SEC Use Only                                                         [_]
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     4) Source of Funds:                                                      PF
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     5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)                                                         [_]
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     6) Citizenship or Place of Organization:           United States of America
--------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power                          10,161,103
Shares       -------------------------------------------------------------------
Beneficially      (8)      Shared Voting Power                               -0-
Owned by     -------------------------------------------------------------------
Each              (9)      Sole Dispositive Power                     10,161,103
Reporting    -------------------------------------------------------------------
Person With       (10)     Shared Dispositive Power                          -0-
             -------------------------------------------------------------------

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    11) Aggregate Amount Beneficially Owned by Each Reporting Person: 10,161,103
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    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   [_]
--------------------------------------------------------------------------------
    13) Percent of Class Represented by Amount in Box (11)                 18.5%
--------------------------------------------------------------------------------
    14) Type of Reporting Person (See Instructions)                           IN
--------------------------------------------------------------------------------

ITEM 1.  Security and Issuer

      This statement relates to the common stock, par value $.01 (the "Common Stock"), of Wherify Wireless, Inc. (the "Company"), whose offices are located at 2000 Bridge Parkway, Suite 201, Redwood Shores, California 94065

ITEM 2.  Identity and Background

      (a)   Timothy Neher;

      (b)   2000 Bridge Parkway, Suite 201, Redwood Shores, California 94065;

      (c)   Chief Executive Officer, Wherify Wireless, Inc.
            2000 Bridge Parkway, Suite 201, Redwood Shores, California 94065;

      (d)   None;

      (e)   None; and

      (f)   United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration

The securities were received in exchange for shares of Wherify California, Inc., a California corporation, in connection with the merger of the Company and Wherify California, Inc, on July 21, 2005. The shares of Wherify California, Inc. that were exchanged for shares of the Company were acquired in private transactions with personal funds and for the provision of services.

ITEM 4.  Purpose of Transaction

The shares of the Company were received as a result of the merger with Wherify California, Inc. The shares were acquired for investment purposes.

ITEM 5.  Interest in Securities of the Issuer

      (a)   Amount beneficially owned: 10,161,103 Percent of class: 18.5%

      (b)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 10,161,103
            (ii)  Shared power to vote or to direct the vote: -0-;
            (iii) Sole power to dispose or to direct the disposition of:
                  10,161,103; and
            (iv)  Shared power to dispose or to direct the disposition of -0-.

      (c) No transactions took place since the receipt of the shares on July 21, 2005.

      (d)   None.

      (e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

ITEM 7.  Material to be Filed as Exhibits

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2006
----------------
Date


/s/ Timothy Neher
-----------------
Signature


Timothy Neher
-----------------
Name


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).